      As filed with the Securities and Exchange Commission on May 23, 2001
                                                           Registration No. 333-

================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------

                                THE CRONOS GROUP
             (Exact name of registrant as specified in its charter)

                                ----------------

                    Luxembourg                          Not Applicable
         (State or other jurisdiction of               (I.R.S. Employer
         incorporation or organization)               Identification No.)

                      16, Allee Marconi, Boite Postale 260
                                L-2120 Luxembourg
                              Telephone: 352 453145
                        (Address, including zip code, and
                     telephone number, including area code,
                  of registrant's principal executive offices)

                                    Copy to:

           Dennis J. Tietz                        James F. Fotenos, Esq.
          The Cronos Group                  Greene Radovsky Maloney & Share LLP
    One Front Street, 15th Floor            Four Embarcadero Center, Suite 4000
  San Francisco, California 94111             San Francisco, California 94111
           (415) 677-8990                             (415) 981-1400
           djt@cronos.com                          jfotenos@grmslaw.com
           --------------                          --------------------
(Name, address, including zip code,
  and telephone number, including
  area code of agent for service)

                           CALCULATION OF REGISTRATION FEE
============================================================================================
                                            PROPOSED          PROPOSED
                                            MAXIMUM           MAXIMUM          AMOUNT OF
TITLE OF SECURITIES TO    AMOUNT TO BE   OFFERING PRICE      AGGREGATE       REGISTRATION
     BE REGISTERED        REGISTERED(1)     PER SHARE      OFFERING PRICE         FEE
--------------------------------------------------------------------------------------------
Common Shares,
par value $2.00 per
share..............          144,677(2)         $5.11(3)       $   739,299(3)          $185
--------------------------------------------------------------------------------------------
Common Shares,
par value $2.00 per
share..............           60,000(4)          4.30(5)           258,000               65
--------------------------------------------------------------------------------------------
Common Shares,
par value $2.00 per
share..............           60,000(6)          4.09(5)           245,400               61
--------------------------------------------------------------------------------------------
Common Shares,
par value $2.00 per
share..............           10,323(7)          4.45(5)            45,937               11
--------------------------------------------------------------------------------------------
                  Total      275,000                            $1,288,636             $322
============================================================================================

(1) Pursuant to Rule 416(c) under the Securities Act of 1933, as amended (the "Securities Act"), this Registration Statement also covers an indeterminate amount of interests to be offered or sold pursuant to The Cronos Group Non-Employee Directors' Equity Plan.

(2) Relates to the issuance of up to 144,677 common shares upon exercise of director's options or settlement of director's stock units that may be granted under The Cronos Group Non-Employee Directors' Equity Plan.

(3) Estimated in accordance with Rule 457(c) and (h) under the Securities Act, solely for the purpose of calculating the registration fee and based upon the closing price of Cronos' common shares on the Nasdaq National Market as of May 22, 2001.

(4) Relates to the issuance of up to 60,000 common shares upon exercise of director's options granted, through March 31, 2001, to four independent directors of The Cronos Group under the Non-Employee Directors' Equity Plan.

(5) In accordance with Rule 457(h) under the Securities Act, computed upon the basis of the price at which the director's options or director's stock units may be exercised.

(6) Relates to the issuance of 60,000 common shares upon exercise of director's options granted, through March 31, 2001, to four independent directors of The Cronos Group upon each director's election to convert SARs held by him into director's options under the Non-Employee Directors' Equity Plan.

(7) Relates to the issuance of 10,323 common shares to be issued upon settlement of director's stock units granted, through March 31, 2001, to three independent directors of The Cronos Group upon each director's election to convert cash compensation otherwise payable to the director into director's stock units under the Non-Employee Director's Equity Plan.

                                EXPLANATORY NOTE

        This Registration Statement has been prepared in accordance with the requirements of Form S-8 under the Securities Act to register certain common shares that may be acquired upon the exercise of director's options or the settlement of director's stock units granted under the Non-Employee Directors' Equity Plan (the "Directors' Equity Plan") of The Cronos Group (the "Company" or "Cronos").

        Under cover of this Registration Statement on Form S-8 is a reoffer prospectus prepared in accordance with Part I of Form S-3 under the Securities Act. The reoffer prospectus may be utilized for reofferings and resales of up to 275,000 common shares that may be acquired upon the exercise of director's options or the settlement of director's stock units granted to independent directors of Cronos, who may be deemed "affiliates" (as such term is defined in Rule 405 under the Securities Act) of the Company. Director's options to purchase 120,000 common shares have been granted to the four independent directors of the Company and director's stock units to be settled by the delivery of 10,323 common shares have been granted to three of the independent directors of Cronos under the Company's Directors' Equity Plan.

                               REOFFER PROSPECTUS

                                THE CRONOS GROUP

                            A SOCIETE ANONYME HOLDING

                              275,000 COMMON SHARES


        This Prospectus relates to the reoffer and resale by certain selling shareholders of up to 275,000 common shares, par value $2.00 per share, that may be issued by the Company to the selling shareholders upon the exercise of director's options or the settlement of director's stock units that have been or will be granted under our Directors' Equity Plan. A total of 120,000 common shares may be acquired by the selling shareholders upon the exercise of director's options granted through March 31, 2001, and 10,323 common shares may be acquired by the selling shareholders upon the settlement of director's stock units granted through March 31, 2001. The selling shareholders may acquire additional shares, up to the limit of 275, 000 common shares authorized under the Directors' Equity Plan, under director's options or director's stock units to be granted under the Plan.

        The shares may be offered from time to time by the selling shareholders. The shares may be offered through broker-dealers to be selected by the selling shareholders and through public or private transactions, on or off the Nasdaq National Market System, pursuant to this Registration Statement, at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. We will receive none of the proceeds from the sale of the shares. We have agreed to bear certain expenses, including the fees and costs of preparing, filing and keeping effective this Registration Statement (other than selling commissions and fees and expenses of counsel and other advisors to the selling shareholder) in connection with the registration of the shares.

        This Prospectus has been prepared for the purpose of registering the shares under the Securities Act to allow for future sales by the selling shareholders to the public without restriction. To our knowledge, the selling shareholders have no arrangement with any brokerage firm for the sale of the shares.

        Our common shares are currently traded on the Nasdaq National Market under the symbol "CRNS."

        CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

        The selling shareholders and any broker-dealer, agent or underwriter that participates with the selling shareholders in the distribution of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the shares purchased by them may be deemed underwriting commissions or discounts under the Securities Act.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                   The date of this Prospectus is May 23, 2001

                       ENFORCEABILITY OF CIVIL LIABILITIES

        Cronos is a holding company (a "societe anonyme holding") incorporated under the laws of Luxembourg. Three of the six directors of the Company reside in countries other than the United States, and all or a substantial portion of the assets of such persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons to enforce against them judgments of courts of the United States predicated upon the civil liability provisions of the Federal or state securities laws of the United States. Cronos has been advised by its Luxembourg counsel, Elvinger, Hoss & Prussen, that there is doubt (a) whether a judgment of a United States court predicated solely upon the civil liability provisions of the Federal or state securities laws would be enforceable in Luxembourg against the Company or such persons, and (b) whether an action could be brought in Luxembourg against the Company or such persons in the first instance on the basis of liability predicated solely upon the provisions of the Federal or state securities laws.

        We have not taken any action to permit a public offering of the common shares covered hereby outside of the United States or to permit the possession or distribution of this Prospectus outside of the United States. Persons outside of the United States who come into possession of this Prospectus must inform themselves about and observe any restrictions relating to the offering of the common shares and the distribution of this Prospectus outside of the United States.

        In this Prospectus, "Cronos," "Company," "we," "us," and "our" refer to The Cronos Group.

        YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN ON THE FRONT OF THESE DOCUMENTS.

                                TABLE OF CONTENTS



                                                                                         Page
                                                                                         ----
WHERE YOU CAN FIND MORE INFORMATION........................................................5

THE COMPANY................................................................................5

FORWARD-LOOKING STATEMENTS.................................................................5

RISK FACTORS...............................................................................6

USE OF PROCEEDS...........................................................................16

FINANCIAL CONDITION AND
   RESULTS OF OPERATIONS AS OF MARCH 31, 2001.............................................17

SELLING SHAREHOLDERS......................................................................17

NON-EMPLOYEE DIRECTORS' EQUITY PLAN.......................................................19

PLAN OF DISTRIBUTION......................................................................20

DESCRIPTION OF COMMON SHARES..............................................................21

TAX CONSIDERATIONS........................................................................26

LEGAL MATTERS.............................................................................30

EXPERTS...................................................................................31

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................................31

                       WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-8 registering the common shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information in the Registration Statement or in the exhibits that are part of the Registration Statement. For further information with respect to Cronos and our common shares, please see the Registration Statement and the exhibits that are part of the Registration Statement.

        You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

        We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required by the Exchange Act, we file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information are available for inspection and copying at the SEC's public reference rooms and the website of the SEC referred to above.


                                   THE COMPANY

        We are one of the world's leading lessors of intermodal marine containers. Through an extensive global network of offices and agents, Cronos leases both its own and other owners' containers to over 450 ocean carriers and transport operators, including to the 20 largest ocean carriers. Cronos, through its predecessor companies, has been in the container leasing business since November 1978. Cronos is a limited liability company (societe anonyme holding) organized in Luxembourg, with register number RCS LUX B27.489. Cronos conducts its container leasing business through operating subsidiaries. Cronos first offered its common shares to the public in December 1995. Our registered offices are located at 16, Allee Marconi, Boite Postale 260, L-2120 Luxembourg, and our telephone number is 352-453145.


                           FORWARD-LOOKING STATEMENTS

        An investment in our common shares involves a high degree of risk. In addition to the other information contained in this Prospectus, you should carefully consider the risk factors identified below before investing in our common shares. All statements, trend analyses, and other information contained in this Prospectus regarding the markets for our container leasing services and net revenue, profitability, and anticipated expense levels, and any statements containing the words "anticipate," "believe," "plan,"

"estimate," "expect," "intend," or other similar expressions constitute forward-looking statements. These forward-looking statements are subject to business and economic risks. Our actual results of operations may differ materially from those contained in the forward-looking statements. The cautionary statements made in this Prospectus apply to all forward-looking statements wherever they appear in this Prospectus.


                                  RISK FACTORS

        You should carefully consider the following risk factors and all other information contained in this Prospectus before investing in our common shares. Investing in our common shares involves a high degree of risk. Any of the following factors could harm our business and could result in a partial or complete loss of your investment.

OUR BUSINESS IS CYCLICAL

        Demand for leased containers and container leasing rates depend largely upon levels of world trade. Recessionary business cycles and worldwide oversupplies of containers can negatively impact our operating results. During economic downturns, ocean carriers tend to lease fewer containers and rely on their own fleets to satisfy a greater percentage of their requirements. Thus, a decrease in the volume of world trade could adversely affect our financial results.

        During the first three quarters of 2000, increased demand in many locations, but most significantly throughout Asia, resulted in growth in the volume of containerized trade. In the fourth quarter of 2000, the economic slowdown that materialized in the United States and other locations resulted in reduced demand for containerized trade. The utilization for the combined fleet of containers owned and managed by Cronos fell to 75% at year-end.

        During 2000, inventories of idle equipment decreased in Europe, but there has been no appreciable reduction in the United States, where imports continue to exceed exports. Cronos is seeking to strengthen utilization by repositioning its off-hire equipment to locations of greatest demand and by pursuing leasing opportunities through its global network of marketing resources. There can be no assurance that these efforts will be successful in increasing the utilization of Cronos' container fleet.

        The rate of decline in per diem rates in 2000 was not as steep as in preceding years when rates were under strong downward pressure due to the combined effects of rationalization in the global shipping industry and competitive market conditions. Nevertheless, over the course of 2000, Cronos' combined per diem rate fell by approximately 2% from the combined rate at December 31, 1999.

        Other factors that may affect the demand for leased containers and utilization and/or per-diem rental rates include the supply and pricing of new and used containers, economic conditions in the shipping industry, the availability of financing, fluctuations in interest rates, currency valuations, import-export restrictions, quotas, tariffs, exchange restrictions, other governmental regulations, and other factors that are inherently unpredictable and beyond the control of Cronos.

DEPENDENCE ON FINANCING

        We are heavily dependent upon third parties to supply us with the capital needed to acquire containers. Our operations require significant capital on an ongoing basis to expand the size of our fleet and to replace our existing fleet of containers. We have historically funded container fleet expansion through a combination of secured debt financings, capital leases, management of containers for third-party container owners, and the sponsorship of public limited partnerships in the United States.

        All of the containers owned by Cronos are pledged to secure borrowings. Additional financing will be necessary if we are to continue to increase the rate of expansion of our fleet. We may not be able to obtain such financing when needed or on terms favorable to us. Furthermore, delays in obtaining financing for containers Cronos has ordered from container manufacturers could require Cronos to reduce or curtail future orders, resulting in a reduction in the rate of expansion of our container fleet.

        As of December 31, 2000, approximately 31% of our total container fleet had been financed by United States public limited partnerships. During 1998, 1999, and 2000 approximately 40%, 43%, and 45% respectively, of our gross lease revenue was generated by containers managed by Cronos for third parties, and approximately 35%, 33%, and 31% respectively, of our gross lease revenue was generated from containers owned by public limited partnerships. We have not offered a public limited partnership since 1997 and have no present plans to do so.

        As of December 31, 2000, we had total borrowings of $99.4 million, of which $25.5 million (26%) bore interest at fixed rates and the remaining $73.8 million (74%) bore interest at variable rates. All of the variable rate borrowings bear interest at a margin over an established market rate (e.g., LIBOR) or over the lender's own base rate. We conducted an analysis of borrowings with variable interest rates to determine their sensitivity to interest rate changes. In this analysis, the same change was applied to the balance outstanding at December 31, 2000, leaving all other factors constant. It was found that if a 10% increase were applied to market rates, the expected effect would be to reduce annual cash flows by $0.6 million.

WE FACE STIFF COMPETITION

        We compete for lessees of our containers with several large container leasing companies that have substantially greater financial and other resources than we do. Competition among container leasing companies is based upon several factors, including the location and availability of inventory, lease rates, service, and the quality of containers. The industry has been in a period of consolidation since 1993. As of December 31, 2000, the two largest container leasing companies had combined fleets totaling approximately 2.2 million twenty-foot equivalent units ("TEUs"), or 34% of the worldwide leased container fleet. Our larger competitors might be able to exploit their greater financial resources and economies of scale and reduce per-diem rates to enhance their market share. In addition, an increase in the availability of capital or sustained low rates of interest could provide an incentive for ocean carriers to purchase containers rather than to lease them from the container leasing industry.

DEFAULTS BY LESSEES

        We are dependent upon our lessees continuing to make lease payments for their containers. A default by a lessee under a lease may cause us to lose revenues for past services as well as future revenues. In addition, the equipment may be returned to us in a location where we may be unable to arrange efficiently for the re-leasing or the sale of such equipment, in which event we could incur additional operating expenses. Consequently, defaults may prevent us from being able to recover our investment in such equipment. In addition, due to a variety of factors, repossession from defaulting lessees may be difficult in certain jurisdictions.

        In each of the last five years, Cronos' write-offs for specific doubtful accounts have been less than 2% of annual gross lease revenue, although no assurance can be given that the level of lessee defaults will remain at this level or not increase to an extent that would materially affect our results of operations or financial condition.

DISPUTE WITH THE CONTRIN GROUP

        We manage containers for investment entities sponsored by or affiliated with Contrin Holding S.A., a Luxembourg holding company (collectively "Contrin"). Approximately 1% (measured by TEUs) of the fleet of containers we manage is owned by Contrin. We are in a dispute with Contrin over funds that Contrin claims to have remitted to Cronos for the purchase of containers. Contrin claims that in 1994 it transmitted $2.6 million to Cronos for the purchase of containers. We did not receive these funds and believe that the funds were diverted to an account controlled by a former Chairman and Chief Executive Officer, Stefan M. Palatin, and that this was known or should have been known by Contrin.

        On August 8, 2000, Contrin, through its affiliate, Contrin Worldwide Container Leasing GmbH, filed an action in the Luxembourg District Court against Cronos, seeking recovery of $2.6 million, together with interest and costs. On January 10, 2001, we responded to Contrin's complaint, requesting that the District Court dismiss the proceeding for lack of jurisdiction over the dispute. Cronos intends to contest Contrin's claims, on the merits, if its motion to dismiss is not granted, but is unable to predict the outcome of the dispute.

        To preserve our rights of indemnity in the face of Contrin's claims, on June 1, 2000, we filed a protective claim in the High Court of Justice, London, England, against Mr. Palatin and his wife. By our claim, we seek to establish that the Palatins are liable to Cronos for any liability which Cronos may have to Contrin arising out of the 1994 transfers. On March 29, 2001, we secured a "freezing injunction" from the High Court of Justice in aid of our claim against the Palatins. By the injunction, the Palatins are prohibited from selling, charging, or otherwise disposing of their interest in an estate beneficially owned by them in Amersham, England, until further order of the Court. The injunction also extends to Klamath Enterprises, S.A. ("Klamath"), a Panamanian company and the record owner of the estate. The Palatins have contested the jurisdiction of the High Court of Justice over them, and have filed an affidavit with the Court asserting that the estate is owned by Pontino SA, a Panamanian company, in which they disclaim any interest. A hearing on the Palatins' motion to dismiss the claim and to set aside the freezing injunction is scheduled for July 25, 2001. We believe that the High Court of Justice has jurisdiction to hear our claim against the Palatins and that their disclaimer of any beneficial interest in the Amersham estate is not credible.

        On July 13, 2000, we also filed a protective claim against Barclays Bank PLC ("Barclays") in the High Court of Justice, London, England. By our claim, we seek a declaration that Barclays is liable to Cronos for $2.6 million, plus interest and costs, arising out of Contrin's 1994 transfer to an account with Barclays in the name of Mrs. Palatin. We obtained an order from the Court requiring the production of documents by Barclays. We are currently evaluating the documents produced by Barclays to determine whether to proceed with our claim against Barclays.

COLLECTION OF PALATIN NOTES

        As disclosed in our previous SEC reports, in October 1999, we brought an action against Mr. Palatin, in the Supreme Court of the State of New York, for payment of the remaining balances due under two promissory notes, both dated July 14, 1997 (the "Palatin Notes"), by and between a subsidiary of Cronos, as payee, and Mr. Palatin, as payor. The original principal amount of the Palatin Notes was $9.6 million. Mr. Palatin made no payments under the Palatin Notes, which were due on October 31 and December 31, 1997, respectively. The amounts due under the Palatin Notes were reduced by $5.3 million as a result of the sale, on or about June 21, 1999, of 1,463,636 common shares of

Cronos by certain of Cronos' lenders (the indebtedness of Cronos to the lenders was reduced by a like amount). The shares had been acquired by the banks by pledge from us to secure, in part, indebtedness owed by us to the banks. As a result of the sale of the shares, Mr. Palatin owed Cronos, at the time we filed our complaint in New York Supreme Court, $6.2 million in principal under the Palatin Notes.

        Mr. Palatin did not respond to Cronos' lawsuit, and on February 8, 2000, the Supreme Court of the State of New York entered its default judgment against Mr. Palatin in the amount of $6.6 million.

        We have pursued execution of the judgment against Mr. Palatin's beneficial ownership of our common shares. According to filings made with the SEC by the shareholder of Klamath, Mr. Palatin was the beneficial owner of 1,793,798 of our outstanding common shares owned of record by Klamath (the "Klamath Shares"). We pursued execution of the judgment we obtained against Mr. Palatin in the Superior Court of the Commonwealth of Massachusetts, Norfolk County, where our transfer agent, EquiServe Trust Company, N.A. ("EquiServe"), is located, and in Geneva, Switzerland, where the individual we believe is the record owner of the outstanding shares of Klamath resides. We secured, from the Massachusetts Court, preliminary injunctive orders against Mr. Palatin and Klamath, enjoining them from selling or transferring the Klamath Shares, and we obtained from the Swiss courts a preliminary attachment order preventing the record owner of the outstanding shares of Klamath from transferring the Klamath Shares.

        On May 8, 2001, in response to a motion we made in the Massachusetts Court, the Court entered its judgment against Mr. Palatin and Klamath, affirming the default judgment of the New York State Supreme Court in the amount of $6,583,665.72, and ordering our transfer agent, EquiServe, to cancel the Klamath Shares, to issue a new stock certificate for 1,793,798 common shares in the name of our subsidiary, Cronos Equipment (Bermuda) Limited ("Cronos Bermuda"), and to transfer the Klamath Shares to Cronos Bermuda on the books and records of the transfer agent. The Court also ordered Mr. Palatin and Klamath to pay Cronos Bermuda's fees and expenses, including attorneys' fees, incurred in securing the final judgment.

        From and after May 8, 2001, the Klamath Shares, representing 19.6% of the 9,158,378 common shares of the Registrant issued and outstanding prior to said date, no longer will be deemed outstanding common shares of Cronos. Cronos Bermuda, as the holder of the Klamath Shares, will not be entitled to vote at any meeting of our shareholders or on any matter put to the shareholders for approval, and will not be entitled to any dividends or other distributions we declare on the outstanding common shares of the Registrant.

        Under Luxembourg law, we have three years to resell the Klamath Shares. If the shares are not resold within this period of time, then they are automatically cancelled.

We may also, under Luxembourg law, seek shareholder approval for the retirement and cancellation of the shares. We do not presently intend to resell the shares but to cancel and retire them, either by seeking shareholder approval for a cancellation and retirement of the shares or by allowing the time within which to resell the shares to lapse.

THE SEC'S NOVEMBER 15, 1999 CEASE-AND-DESIST ORDER

        As we have previously reported, on November 15, 1999, we consented to the entry by the SEC of an administrative cease and desist order (the "Order"). Without admitting or denying the findings made by the SEC in the Order, we agreed to cease and desist from committing or causing any future violation of certain antifraud, reporting, recordkeeping, and internal control provisions of the Federal securities laws. The SEC's investigation of Cronos began in February 1997 and was triggered by the actions of Mr. Palatin. Cronos' Board removed Mr. Palatin as Chief Executive Officer in May 1998 and, in July 1998, Mr. Palatin resigned from our Board.

        The SEC made certain findings by its Order. We neither admitted nor denied the findings made by the SEC. The SEC found that Cronos, under the domination and control of Mr. Palatin, misrepresented, through affirmative misstatements and omissions in its public statements and filings with the SEC, transactions it had with Mr. Palatin for the period from December 1995 through 1997, including:

        - That Mr. Palatin had intercepted payments between Cronos and one of its major customers (which Mr. Palatin also controlled);

        - That Cronos paid Mr. Palatin millions of dollars in 1994 before Cronos first sold its common shares to the public;

        - That Mr. Palatin had sold shares in Cronos' initial public offering through another entity which he controlled;

        - That Cronos paid additional monies to Mr. Palatin shortly after the 1995 offering;

        - That Mr. Palatin did not own certain collateral that he pledged to secure loans he owed to Cronos; and

        - That Cronos systematically fired or demoted employees and directors who challenged or questioned Mr. Palatin's transactions or the disclosures of Cronos related thereto.

        While the Order did not impose any fine or penalty against Cronos, we are unable to predict what impact, if any, it will have on our future business or whether it will lead to future litigation involving Cronos. Under the Order, we have designated an agent for service of process with respect to any proceeding instituted by the SEC to enforce the Order or with respect to any future investigation of Cronos by the SEC. In addition, the entry of the Order precludes Cronos and persons acting on its behalf from relying upon certain protections accorded to forward-looking statements by the Securities Act and the Exchange Act until November 14, 2002.

THE SEC'S PROCEEDINGS AGAINST MESSRS. PALATIN, WEISSENBERGER, AND FRIEDBERG

        On August 8, 2000, the SEC filed a civil injunctive action against Mr. Palatin in the United States District Court for the District of Columbia. The SEC alleges in its complaint many of the same facts it found in its Cease-and-Desist Order entered against Cronos, described above. The SEC seeks an order permanently enjoining Mr. Palatin from violating the antifraud, reporting, books and records, and other provisions of the Federal securities laws, and permanently barring him from serving as an officer or director of a public company. We are not named as a defendant in the SEC's injunctive action against Mr. Palatin.

        Separately, the SEC, on August 8, 2000, instituted administrative cease-and-desist proceedings against Rudolf J. Weissenberger, a former director, Chairman, and Chief Executive Officer of Cronos, and Axel Friedberg. Mr. Weissenberger served as a director (and later Chairman) of Cronos from February 1997 through March 1999, and as Chief Executive Officer of Cronos from May 1998 until December 1998. According to a Form 13G he has filed with the SEC, Mr. Weissenberger holds, directly or indirectly, common shares of Cronos representing approximately 6.3% of our outstanding common shares. Dr. Friedberg served as a director of Cronos from January 1997 through March 1999.

        Without admitting or denying the SEC's findings, Mr. Weissenberger consented to an order compelling him to cease-and-desist from causing violations, or any future violations, of the reporting provisions of the Federal securities laws. The Commission found that Mr. Weissenberger was a cause of Cronos' violations of the reporting provisions of the Federal securities laws in its 1996 Annual Report on Form 20-F. Dr. Friedberg, without admitting or denying the Commission's findings, consented to an order compelling him to cease-and-desist from causing violations, or any future violations, of the antifraud and reporting provisions of the Federal securities laws. The SEC found that Dr. Friedberg was a cause of Cronos' violations of the antifraud and reporting provisions of the Federal securities laws in its 1996 Annual Report on Form 20-F and its Forms 6-K filed with the SEC in 1997.

CONTROL BY PRINCIPAL SHAREHOLDERS

        Our shareholders or groups of shareholders who, to our knowledge, are the beneficial owner of more than 5% of the outstanding common shares control approximately 71% of our outstanding common shares. These shareholders, individually, or as a group (were they to associate as a group), could have the ability to elect members of our Board and to control the outcome of certain matters submitted to a vote of shareholders, such as any proposed merger or consolidation of Cronos.

LACK OF LIQUIDITY FOR OUR COMMON SHARES

        Due to the fact that a high percent of our common shares is controlled by a few shareholders, the daily trading volume in our common shares is generally low. For 2000, the average daily trading volume in our shares was 7,153 shares, or approximately 0.08% of our outstanding shares as of December 31, 2000. The effect of limited liquidity may make it more difficult to sell our common shares and can increase the volatility of the price of our common shares.

OUR SHAREHOLDER RIGHTS PLAN MAY LIMIT THE VALUE OF OUR COMMON SHARES

        On October 25, 1999, we adopted a shareholder rights plan (the "Rights Plan"), commonly referred to as a "poison pill." We adopted the Rights Plan in response to the unsolicited proposal by one of our competitors, Interpool, Inc., to acquire Cronos by merger with Interpool's 50%-owned subsidiary, Container Applications International, Inc.

        Pursuant to the Rights Plan, Cronos declared an allocation of one right to purchase one-tenth of a common share for each outstanding common share, payable to our shareholders of record on October 25, 1999. Each right, when it becomes exercisable, entitles the registered holder to purchase from Cronos one-tenth of a common share at a price per whole common share of $16, subject to adjustment. The rights generally become exercisable when a person or a group of persons acquires the beneficial ownership of 20% or more of our outstanding common shares, or after the commencement of or announcement of an intention to make a tender or exchange offer for our shares that would result in a person or group becoming the beneficial owner of 20% or more of our shares. The rights would not be triggered in the event that an acquisition, or a tender or exchange offer, is at a price and on terms that the Board of Cronos determines to be adequate and in the best interest of Cronos and its shareholders. The Rights Plan is designed to prevent takeover attempts of Cronos, without the approval of Cronos' Board. The Rights Plan can also have the effect of discouraging bidders interested in taking over Cronos and of depressing the price at which our common shares would otherwise trade to reflect this reduced interest.

        During the year 2000 and in response to the Interpool proposal, the Board of Cronos explored various alternatives to enhance value for the shareholders of Cronos, including the pursuit of a possible merger or sale of Cronos. In considering a possible transaction, Cronos entered into numerous confidentiality agreements with interested parties. Certain of these parties conducted due diligence and held negotiations with Cronos regarding a potential transaction. Such negotiations were supervised by the Transaction Committee of Cronos' Board with the assistance and advice of financial and legal advisors. No agreement involving a sale, merger, or other transaction involving Cronos was achieved.

SHARES ELIGIBLE FOR FUTURE SALE

        At December 31, 2000, there were 9,158,378 of our common shares outstanding. As of result of the cancellation of the Klamath shares, described under "Risk Factors - Collection of Palatin Notes" above, effective May 8, 2001, the number of our outstanding shares was reduced by 1,793,798 common shares. Accordingly, there are currently 7,364,580 of our common shares outstanding.

        Our Chief Executive Officer, Dennis J. Tietz, holds an option to acquire 300,000 of our common shares. Stock options for the purchase of 500,000 common shares under the 1999 Stock Option Plan have been granted to our officers and employees (the grant of options covering 45,000 of these common shares is subject to shareholder approval of an amendment to the Plan, which Cronos is seeking at its annual meeting of shareholders scheduled for June 1, 2001). In addition, our shareholders, at the meeting held January 10, 2001, approved our Directors' Equity Plan, which authorizes the grant of director's options and director's stock units to our independent directors for the purchase or receipt of 275,000 common shares. Director's options to purchase 120,000 of our common shares, and director's stock units to be settled by delivery of 10,323 common shares, have been granted under the Directors' Equity Plan through March 31, 2001. In addition, two of our lenders hold warrants to purchase, in the aggregate, 200,000 of our common shares.

        Other than for the shares held by certain of our shareholders or groups of shareholders who, to our knowledge, are the beneficial owners of more than 5% of the outstanding common shares, virtually all of our outstanding common shares are available for immediate resale without restriction. In addition, by a Registration Statement on Form S-8 (filed February 25, 2000) 800,000 common shares may be resold to the public by certain of our shareholders, officers and employees, and by a separate Registration Statement on Form S-3 (filed November 24, 1999, as amended on February 24, 2000) 500,000 common shares may be resold to the public by certain of our shareholders. Furthermore, by the Form S-8 Registration Statement of which this Prospectus is a part, 275,000 common shares may be resold to the public. Given the limited liquidity of the market for our common shares, the sale of the common shares covered hereby in open market transactions, or sales of common shares by our existing shareholders in material amounts, could depress the market price of our common shares.

WE ARE DEPENDENT UPON KEY MANAGEMENT

        Most of our senior executives and other management-level employees have been with us for over five years and have significant industry experience. The loss of the services of one or more of them could have a material adverse effect on our business. We believe that our future success will depend on our ability to retain key members of our management team and to attract capable management in the future. There can be no assurance that we will be able to do so. We do not maintain "key man" life insurance on any of our officers.

FLUCTUATIONS IN FOREIGN EXCHANGE RATES COULD REDUCE OUR PROFITABILITY

        Substantially all of our revenues are billed and paid in U.S. dollars, and approximately 82% of our costs in 2000 were incurred and paid in U.S. dollars. Of the remaining costs, most are not predictable and individually are of small amounts and in various denominations, and thus are not suitable for cost-effective hedging. From time to time we hedge a portion of the expenses which are predictable and are principally in U.K. pounds sterling. In addition, almost all of our container purchases are paid for in U.S. dollars. There can be no assurance that exchange rate fluctuations will not adversely affect our results of operations and financial condition.

WE MAY BE LIABLE FOR ENVIRONMENTAL CLEANUP AS THE OWNER OF CONTAINERS

        Under the state and Federal laws of the United States and the laws of certain other countries, the owner of a container may be liable for environmental damage, cleanup or other costs in the event of actual or threatened contamination resulting from discharge of material from a container. There is a possibility that such liability or a portion thereof may be imposed on a container owner, such as Cronos, even if the owner is not at fault. Although we maintain insurance against property damage and bodily injury and generally we require lessees of containers to obtain similar insurance, there can be no assurance that such insurance will protect us fully against damages stemming from this risk or that we will be able to avoid liability for environmental damages or costs relating to the operations of our lessees.

        Many countries, including the United States, have taken action, both collectively and individually, to regulate chlorofluorocarbon compounds ("CFCs"). CFCs historically have been used in the manufacture and operation of refrigerated containers, including those we purchased prior to June 1993. Refrigerated containers that we have purchased since that date do not use CFCs as a refrigerant gas. The possibility exists that at some time in the future market pressures or possible governmental regulations may require refrigerated containers using CFCs to be retrofitted with non-CFC refrigerants. Also, there can be no assurance that the replacement refrigerant used in our new refrigerated containers will not become subject to similar market pressures or governmental regulations. We may have to bear all or a substantial portion of such costs relating to retrofitting the refrigerated containers that we own. Although no assurance can be given in this regard, we do not believe that any such further expenses would be material in relation to our financial position and results of operation. In addition, refrigerated containers that are not retrofitted may command lower prices in the market for used containers once we retire these containers from our fleet.

CONSEQUENCES OF LUXEMBOURG INCORPORATION

        We are organized as a Luxembourg company, and are governed by our Articles of Incorporation, the Luxembourg Company Act of August 10, 1915, as amended, and the Luxembourg Law on Holding Companies of July 31, 1929. Luxembourg law differs in certain respects from the corporate laws of most states of the United States. Principles of law relating to such matters as corporate procedures, fiduciary duties of management, and the rights of our shareholders may differ from those that would apply if we were incorporated in a state of the United States. For example, our authorized but unissued capital stock is eliminated every five years unless the shareholders reauthorize it, which is not typically required in the United States, and shareholders have preemptive rights unless such rights are suppressed every five years. In addition, Luxembourg law imposes a 1.0% tax on most new issuances of shares that increase shareholders' equity.

HOLDING COMPANY STRUCTURE

        We are a holding company (a "societe anonyme holding"). We derive all of our operating income and cash flow from our subsidiaries. We rely upon distributions from our subsidiaries and intercompany borrowings to generate the funds necessary to meet our obligations. The ability of our subsidiaries to make payments to us is subject, among other things, to applicable laws of their respective jurisdictions of incorporation and such restrictions as may be contained in credit agreements or other financing arrangements entered into by such subsidiaries. Claims of creditors of our subsidiaries will generally have priority as to the assets of such subsidiaries over our claims and those of our shareholders.


                                 USE OF PROCEEDS

        We will not receive any proceeds from the sale of the common shares that the selling shareholders may sell pursuant to this Prospectus.

                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                              AS OF MARCH 31, 2001

        For our financial condition and the results of our operations as of March 31, 2001, we refer you to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

                              SELLING SHAREHOLDERS

        The common shares to which this Prospectus relates are being registered for reoffers and resales by the selling shareholders, who may acquire the shares pursuant to the exercise of director's options or the settlement of director's stock units granted under the Directors' Equity Plan. The selling shareholders may resell all, a portion, or none of the relevant shares from time to time.

        The table below sets forth, with respect to each selling shareholder, based upon the information available to us as of March 31, 2001: (a) the selling shareholder's relationship with us or our predecessors or affiliates within the past three years; (b) the number of common shares beneficially owned by the selling shareholder prior to this offering; (c) the number of securities which may be offered pursuant to this Prospectus; and (d) the amount and percentage of our common shares that would be owned by the selling shareholder after completion of this offering.

/ / /

/ / /

/ / /

/ / /

/ / /

/ / /

/ / /

/ / /

/ / /

/ / /

------------------------------------------------------------------------------------------
                                                                              Shares to be
                                                                              Beneficially
                                                                               Owned Upon
                                                                              Completion of
                                                                             Offering (1)(2)
--------------------------------------------------------------------------------------------
                                                           Common Shares
                                           Shares          Available to
                                        Beneficially        be Resold
  Persons Eligible    Relationship     Owned Prior to       Under this
     to Resell         to Company      the Offering(3)     Prospectus(3)    Number   Percent
--------------------------------------------------------------------------------------------
Maurice Taylor        Director of        33,441(4)(5)           33,441       -0-       --
                      Cronos since
                      1998
--------------------------------------------------------------------------------------------
Charles Tharp         Director of        30,000(4)              30,000       -0-       --
                      Cronos since
                      1999
--------------------------------------------------------------------------------------------
S. Nicholas Walker    Director of        33,441(4)(5)           33,441       -0-       --
                      Cronos since
                      1999
--------------------------------------------------------------------------------------------
Robert M. Melzer      Director of        43,441(4)(5)(6)        43,441    10,000      (7)
                      Cronos since
                      2000
--------------------------------------------------------------------------------------------

(1) In calculating the percentage of total class ownership, the number of outstanding shares used was 7,346,580.

(2) Assumes that all outstanding options are exercised, all outstanding stock units are settled, all shares offered hereby are sold, and that no additional shares will be acquired and no shares other than those offered hereby will be sold.

(3) Includes all shares issuable upon exercise of director's options or the settlement of director's stock units that have been granted to the selling shareholders through March 31, 2001, regardless of whether these director's options or director's stock units are currently exercisable or vested, respectively.

(4) Under the Directors' Equity Plan, each of the selling shareholders was granted a director's option for 15,000 common shares on January 10, 2001, and an additional director's option for 15,000 common shares upon his election to convert SARs held by him into a director's option.

(5) Under the Directors' Equity Plan, each of Messrs. Walker, Taylor and Melzer has been granted, through March 31, 2001, director's stock units to be settled by delivery of 3,441 common shares pursuant to his election to convert 100% of the cash compensation otherwise payable to him as a director into director's stock units.

(6) Mr. Melzer owns 10,000 common shares, which he acquired by purchase on the open market in February 1999.

(7)  Less than 1%.

                       NON-EMPLOYEE DIRECTORS' EQUITY PLAN

        At the 2000 annual meeting of shareholders, held January 10, 2001, the shareholders approved the Directors' Equity Plan. Our independent directors participate in the Directors' Equity Plan in two ways, through the receipt of nonqualified stock options ("director's options") to acquire common shares of Cronos, and by electing, in their discretion, to receive, in lieu of the cash compensation otherwise payable to them, an award of "director's stock units."

DIRECTOR'S OPTIONS

        On approval of the Directors' Equity Plan by our shareholders, each of our independent directors was granted director's options to purchase 15,000 common shares of Cronos, at an exercise price of $4.301 per share, the average of the closing sales price of our common shares for the 20 trading days immediately preceding the date of grant. On each anniversary of the date of grant (through the year 2003), each independent director, if he remains a director of Cronos, shall receive a director's option to purchase an additional 15,000 common shares, at an exercise price equal to the average of the fair market value of our common shares for the 20 trading days immediately preceding the date of grant. A newly-elected or appointed independent director shall also receive a director's option to purchase 15,000 common shares upon appointment and upon each anniversary thereof through the term of the Directors' Equity Plan.

        Director's options vest and become exercisable over three years, with one-third of the director's options exercisable as of each of three anniversaries following the date of grant, assuming, in each instance, that the director has continued to serve as a member of the Board of Directors until the relevant anniversary. If a director's service on the Board of Directors terminates by reason of death, disability, or removal (other than for cause), or resignation within twelve months of a change in control, then the director's options will immediately vest. Upon termination of a director's service on the Board of Directors, vested director's options generally must be exercised within 60 days.

DIRECTOR'S STOCK UNITS AND SARS

        In October 1999, the Board of Directors approved the grant to each of the then independent directors of Cronos (Messrs. Taylor, Tharp, Walker, and Melzer) of stock appreciation rights ("SARs") on 15,000 "share units," with a grant price of $4.094 per share unit. Pursuant to the terms of the Directors' Equity Plan, each of our independent directors had the option, and each exercised the option, to convert his SARs into a director's option to purchase 15,000 common shares at an exercise price of $4.094 per share, with a deemed date of grant of October 13, 1999. All other terms of the director's options granted upon the conversion of these SARs are the same as the director's options described above.

DIRECTOR'S STOCK UNITS AND CASH COMPENSATION

        Under the Directors' Equity Plan, each independent director may also elect to convert a specified portion or all of the cash compensation otherwise payable to the director into "director's stock units." The number of director's stock units received by an electing independent director is equal to the compensation the director elects not to receive, multiplied by 125%, with the resultant product divided by the average of the fair market value of our common shares for the 20 trading days immediately preceding the date that the cash compensation would otherwise have been payable to the director. Each of Messrs. Taylor, Walker, and Melzer has elected to convert 100% of the cash compensation otherwise payable to him as a director into director's stock units.

        Our independent directors may change their election to receive, in lieu of cash compensation, director's stock units at any time prior to the calendar year in which the compensation to the independent director will be paid. Additionally, an independent director not currently electing to receive director's stock units, and newly-appointed or elected independent directors, may elect to convert a portion or all of the cash compensation otherwise payable to them into director's stock units by notice as called for by the terms of the Directors' Equity Plan.

        Director's stock units vest in full on the third anniversary of the date of grant. If a director's service on the Board of Directors terminates by reason of death, disability, resignation, or removal, then the director's stock units will immediately vest. Directors may defer the vesting of their director's stock units within certain limits.

        As soon as practicable following vesting, Cronos will settle a director's stock units by delivering to the director the equivalent number of common shares of Cronos. Prior to settlement, the directors will not have the rights of a shareholder in any shares corresponding to the director's stock units.


                              PLAN OF DISTRIBUTION

        The shares offered by this Prospectus may be sold by the selling shareholders from time to time on the Nasdaq National Market System on terms to be determined by the selling shareholders at the time of sale. The selling shareholders may also make private sales directly or through a broker or brokers. Alternatively, the selling shareholders may from time to time offer shares to or through underwriters, dealers or agents, who may receive consideration in the form of discounts and commissions. That compensation, which may be in excess of ordinary brokerage commissions, may be paid by the selling shareholders and/or the purchasers of the shares offered by this Prospectus for whom such underwriters, dealers or agents may act. The selling shareholders and any dealer or agent that participates in the distribution of the shares offered by this Prospectus may be deemed to be an "underwriter" as defined in the Securities Act, and any profit on the sale of the shares that may be offered by this Prospectus by them and any discounts, commissions or concessions received by those dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. The aggregate proceeds to the selling shareholders from sales of the shares that may be offered by the selling shareholders will be the purchase price of the common shares less any broker's commissions.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the common shares offered by this Prospectus may not simultaneously engage in market making activities with respect to the common shares. The selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, which may limit the timing of purchases and sales of our common shares by the selling shareholders.

        In addition to the shares that may be sold under this Prospectus, the selling shareholders may, at the same time, sell any common shares, including the shares to be offered through this Prospectus, owned by him in compliance with all of the requirements of Rule 144 under the Securities Act, regardless of whether those shares are covered by this Prospectus.

        There is no assurance that the selling shareholders will sell any or all of the common shares offered by this Prospectus.

        We will pay all expenses in connection with this offering other than commissions and discounts of underwriters, dealers or agents. All selling and other expenses incurred by the selling shareholders will be borne by them. We will not receive any proceeds from sales of any shares by the selling shareholders.


                          DESCRIPTION OF COMMON SHARES

GOVERNING LAW

        Cronos is a Luxembourg company (a "societe anonyme holding") and its affairs are governed by its Articles of Incorporation (the "Articles"), the Luxembourg Companies Act of August 10, 1915, as amended (the "Companies Act"), and the Luxembourg Law on Holding Companies of July 31, 1929. A number of the provisions of the Companies Act differ in certain respects from the corporate laws of most states of the United States. In addition, while the leading United States commercial jurisdictions, such as California, Delaware and New York, have extensive bodies of case law interpreting provisions of their respective statutes, the case law in Luxembourg is less extensive.

        We have filed a copy of our Articles as an exhibit to our Registration Statement on Form S-3, filed with the SEC on November 24, 1999. The summary that follows is qualified by reference to the full text of the Articles.

AUTHORIZED SHARES

        Cronos' authorized capital consists of 25,000,000 common shares, $2 par value per share, of which 7,364,580 common shares are presently issued and outstanding. For a description of the recent cancellation of 1,793,798 common shares held of record by Klamath Enterprises, S.A., the transfer of the shares to one of our subsidiaries, and the status of these shares, see "The Risk Factors - Collection of Palatin Notes" herein. If all the shares registered by this Registration Statement are issued pursuant to the terms of our Directors' Equity Plan, our 1999 Stock Option Plan, the option granted to Mr. Tietz, and the warrants held by two of our lenders for the purchase of our common shares, then the number of our outstanding shares would increase to 8,639,580 shares outstanding. Our Articles currently do not authorize the issuance of preferred shares. All of our common shares are issued in registered form.

        Under Luxembourg law, our authorized capital is automatically reduced to the amount represented by our outstanding shares, unless our shareholders renew the authorized capital every five years. Our shareholders last renewed our authorized capital at the special shareholders' meeting in 1997. Accordingly, our authorized capital will automatically be reduced to the amount represented by our outstanding shares unless, on or before December 7, 2002, our authorized capital is re-authorized by our shareholders. The Board of Directors is authorized, without further shareholder action, to issue additional common shares from time to time up to the maximum number authorized at the time.

        All common shares to be outstanding upon consummation of this offering will be fully paid and nonassessable.

VOTING RIGHTS

        All common shares entitle the holder thereof to cast one vote for each share held. Under Luxembourg law, shareholder action can generally be taken by a simple majority of shares present or represented, without regard to any minimum quorum requirements. Two exceptions to the law are (i) to amend the Articles, which requires (x) a two-thirds vote of the shares present or represented and
(y) a quorum of 50% of the outstanding shares entitled to vote when the meeting is first convened, and (ii) any action for which the Articles require more than a majority vote or a quorum.

        Our Articles currently provide that Cronos is to be managed by a Board of Directors composed of at least three members who shall be elected by simple majority of the outstanding shares for a term of three years and until their successors are elected. The terms of our directors are staggered so that the terms of one-third of the total number of Directors expire in each year. Currently, our Board of Directors consists of six members.

        Our common shares are traded on the Nasdaq National Market. Under Nasdaq's rules, the minimum quorum for any meeting of shareholders of a Nasdaq company is 33 1/3% of the outstanding shares of the company's common voting stock. We observe this requirement in holding our annual meetings of shareholders, unless a higher quorum is required for the proposal submitted to the shareholders by our Articles or Luxembourg law.

SHAREHOLDER MEETINGS AND NOTICE

        Under the Articles, we are required to hold a general meeting of shareholders each year at our registered office in Luxembourg or in another location as designated. In addition, the Board may call any number of extraordinary general meetings, which may be held in Luxembourg or elsewhere. The Articles require notice of any general meeting to be sent by first class mail, postage prepaid, at least 20 days prior to any such meeting. Shareholders may be represented by written proxy, provided the written proxy is deposited with us at our registered office in Luxembourg, or with any Director before the opening of the meeting.

DIVIDENDS

        Our common shares are entitled to such dividends as may be declared by the Board of Directors from time to time out of funds legally available therefor. In general, under Luxembourg law only realized profits on an unconsolidated basis, determined in accordance with Luxembourg accounting principles, are available for dividends. Interim dividends can be declared up to three times in any fiscal year (at the end of the second, third or fourth quarters) by the Board of Directors. Interim dividends can be paid, but only after our independent auditors have reported to the Board of Directors that certain conditions have been satisfied. Final dividends are declared once a year at the annual general meeting by the shareholders; as specifically authorized by the Articles, both interim and final dividends can be paid out of any earnings, retained and current, as well as additional paid-in capital. Luxembourg law authorizes the payment of share dividends if sufficient surplus exists to provide for the related increase in stated capital.

        Luxembourg law requires that 5% of Cronos' unconsolidated net profits each year be allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of our stated capital, after which no further allocations are required until further issuance of shares. The legal reserve may also be satisfied by a transfer from capital surplus. The legal reserve is not available for dividends. We currently maintain a legal reserve equal to 10% of its stated capital. Upon issuance of the common shares covered hereby pursuant to exercise by the selling shareholders of their director's options or pursuant to the settlement of vested director's stock units, we will transfer an amount from additional paid-in capital sufficient to maintain our legal reserve equal to 10% of our stated capital.

LIQUIDATION

        Under the Articles, in the event of the liquidation, dissolution or winding up of Cronos, all of our debts and obligations must first be paid, and any surplus thereafter remaining will be distributed to the holders of our common shares.

PREEMPTIVE RIGHTS

        As a general rule shareholders are entitled to preemptive rights under Luxembourg law unless the Articles provide otherwise. Our Articles authorize the Board of Directors to suppress shareholders' preemptive rights, and the Board has done so with respect to all issued and outstanding common shares. Upon the expiration of our authority to issue additional shares from our authorized but unissued shares, discussed above, the suppression of preemptive rights will also terminate and shareholders will be entitled to preemptive rights once again unless the Board recommends and the shareholders approve granting authority to the Board to suppress further such rights. The common shares that may be sold in this offering will not be entitled to preemptive rights.

SHAREHOLDER RIGHTS PLAN

        As discussed in the "Risk Factors -- Our Shareholder Rights Plan May Limit the Value of our Common Shares" section above, on October 25, 1999, we adopted the Rights Plan. For shareholders of record on that date, we declared an allocation of one right to purchase one-tenth of a common share. Such rights shall also attach to each common share issued after October 25, 1999 until the "distribution date" (defined below). Each right, when it becomes exercisable, generally entitles the holders of our common shares to purchase from Cronos one-tenth of a common share at a price per whole common share of $16, subject to adjustment. The terms of the Rights Plan are set forth in a Rights Agreement between Cronos and BankBoston, N.A., dated as of October 28, 1999 (the "Rights Agreement"), a copy of which we filed with the SEC as an exhibit to our Registration Statement on Form 8-A, dated October 29, 1999.

        Initially, the rights will attach to all certificates representing our common shares outstanding; no separate rights certificate will be distributed. The rights will separate from our common shares upon the earliest to occur of
(i) a person or entity or group of affiliated or associated persons having acquired beneficial ownership of 20% or more of our outstanding common shares (except pursuant to a permitted offer, as defined below), or (ii) ten business days (or such later date as the Board may determine) following the commencement of, or announcement of an intention to make, a tender or exchange offer the consummation of which would result in a person or group becoming an "acquiring person" (the earliest of such dates referred to in the Rights Plan as a "Distribution Date"). A person or group whose acquisition of our common shares causes a Distribution Date is defined under the Rights Plan as an "Acquiring Person." A person who acquires our common shares pursuant to a tender or exchange offer which is for all of our outstanding shares at a price and on terms which the Board of Directors determines (prior to the acquisition) to be adequate and in the best interest of Cronos and its shareholders (a "Permitted Offer") will not be deemed to be an Acquiring Person under the Rights Plan and such person's ownership will not trigger a Distribution Date. The rights are not exercisable until the Distribution Date and will expire on the close of business on October 28, 2009, unless earlier terminated.

        In the event that any person becomes an Acquiring Person, then each holder of rights will generally have the right (a "Flip-In Right") to receive, upon exercise of such rights, the number of whole common shares having a value (immediately prior to such triggering event) equal to two times the aggregate exercise price of such rights. In no event, however, will shares be issued upon exercise of the Flip-In Rights for a price of less than the par value (currently $2.00) per common share.

        The Rights Plan also has a "Flip-Over Right" that would apply in certain mergers or other business combinations. In such event, each holder of rights would be entitled to receive, upon exercise of such rights, common shares of the acquiring company (or, in certain circumstances, its parent) having a value equal to two times the aggregate exercise price of the rights.

        At any time prior to a person becoming an Acquiring Person, or the expiration of the rights, we may redeem the rights, in whole, but not in part, at a price of $0.01 per right. The Rights Plan may also be amended by the Board of Directors prior to the Distribution Date; and may be amended after the Distribution Date, subject to the requirements of applicable law, to cure any ambiguity, defect, or inconsistency, or to make changes which the Board of Directors determines to be in the best interest of Cronos and its shareholders.

        Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder of Cronos, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights shall not be taxable to the shareholders of Cronos, the shareholders may, depending on the circumstances, recognize taxable income should the rights become exercisable or upon the occurrence of certain events thereafter.

        For a complete description of the Rights Plan, prospective purchasers of our common shares are directed to the "Risk Factors -- Our Shareholder Rights Plan May Limit the Value of our Common Shares" section above, and to the Registration

Statement on Form 8-A and the Rights Agreement, which we filed with the SEC on October 29, 1999.

TRANSFER AGENT AND REGISTRAR

        We have appointed EquiServe Trust Company, N.A., as transfer agent and registrar for our common shares.


                               TAX CONSIDERATIONS

        The following summary of the material Luxembourg and United States Federal tax consequences is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our common shares (the "shares"), and does not deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules. Prospective investors therefore should consult their tax advisors with respect to the Luxembourg and United States and other tax consequences of the purchase, ownership and disposition of Cronos' shares, including the effect of any foreign, state or local tax laws.

LUXEMBOURG

        The following summary of the material Luxembourg tax consequences of the purchase, ownership and disposition of shares reflects the opinion of Elvinger, Hoss & Prussen, Luxembourg counsel for Cronos. Under present Luxembourg law, so long as Cronos maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), capital gains tax, estate tax, or inheritance tax is payable in Luxembourg by shareholders in respect of the shares, except for shareholders domiciled, resident (or, in certain circumstances, formerly resident), or having a permanent establishment in Luxembourg. Cronos as an entity pays an annual tax equal to 0.20% on the aggregate value of its outstanding common shares, determined by multiplying the number of its outstanding common shares by their average share price for the prior year.

UNITED STATES

        The following summary of the material United States Federal tax consequences resulting from the purchase, ownership and disposition of shares reflects the opinion of Greene Radovsky Maloney & Share LLP, San Francisco, California, United States counsel to Cronos. The summary is limited to holders that hold shares as capital assets and that hold less than 10% of the voting stock in Cronos.

Non U.S. Holders

        A beneficial owner of shares that is, for United States Federal income tax purposes, a nonresident alien individual or a foreign corporation (a "Non U.S. Holder") will not be subject to United States Federal income tax, including withholding taxes, on dividends paid by Cronos or gains recognized on the sale, exchange or redemption of shares in Cronos, unless the dividends or gains are effectively connected with a U.S. trade or business or, in the case of gains realized by an individual Non U.S. Holder, the Non U.S. Holder is present in the United States for 183 days or more in the taxable year of sale, exchange or redemption and certain other conditions are met.

U.S. Holders

        Subject to the discussion of passive foreign investment companies below:

        Dividends paid with respect to the shares will be included in the gross income of a beneficial owner of shares that is, for United States Federal income tax purposes, (i) a citizen or resident of the United States, (ii) a domestic corporation, or (iii) a holder otherwise subject to the United States Federal income taxation on a net income basis in respect of income or gain from the shares (a "U.S. Holder") as ordinary income to the extent paid out of current or accumulated earnings and profits of Cronos, as determined under United States Federal income tax principles. Such dividends will not be eligible for the dividends received deduction allowed a United States corporation.

        A distribution not paid out of current or accumulated earnings and profits of Cronos will reduce the basis of the shares, and, to the extent of the excess of such basis, will constitute taxable gain. Such gain will generally be capital gain and will be long-term capital gain if the shares have been held for more than one year.

        A U.S. Holder will recognize gain or loss upon a sale, redemption or other taxable disposition of shares measured by the difference between such U.S. Holder's tax basis in the shares and the amount realized on the disposition, assuming, in the case of a redemption, that the redemption is not treated as a dividend for United States Federal income tax purposes. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the shares have been held for more than one year.

        Passive Foreign Investment Company Rules

        Under Section 1297 of the Internal Revenue Code of 1986, as amended (the "Code") and the applicable temporary and final Treasury regulations (the "Regulations"), a foreign corporation is a passive foreign investment company ("PFIC") as to a shareholder who is a citizen or resident of the United States, a corporation or partnership organized in or under the laws of the United States, any state thereof or the District of

Columbia, an estate the income of which is subject to United States Federal income tax regardless of its source, a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and if one or more United States persons have the authority to control all substantial decisions of the trust in foreign countries (a "U.S. Person") if, for any current or prior taxable year of the foreign corporation during which the U.S. Person owned shares in the foreign corporation, either (a) at least 75% of the foreign corporation's gross income was "passive income," or (b) at least 50% of the foreign corporation's gross assets were "passive assets." Assets under lease and income from leasing activities generally are not deemed to be "passive" for this purpose if the income is derived by the foreign corporation or its subsidiaries from the active conduct of a trade or business. The Treasury Regulations provide that leasing income will be considered derived from the active conduct of a trade or business if the lessor maintains and operates a leasing organization that is regularly engaged in marketing, or marketing and servicing, the leased property and that is substantial in relation to the leasing income derived from leasing property as a result of the performance of such marketing functions. Whether the foreign corporation's leasing organization is substantial is determined based upon all of the facts and circumstances.

        Cronos believes that its leasing organization is substantial and that it derives its leasing income from the active conduct of a trade or business for purposes of the PFIC provisions described above, in part because (i) Cronos, through its subsidiaries, has 90 employees worldwide engaged in leasing activities, the majority of whom are engaged in sales, marketing and equipment servicing outside of the United States, and (ii) Cronos directly incurs a substantial proportion of the active leasing expenses related to its leasing business. This matter is not entirely free from doubt, however, and accordingly there can be no assurance that the Internal Revenue Service ("IRS") would not assert that Cronos is a PFIC or that there will not be a development or change in the relevant factual circumstances or legal rules that would cause Cronos to become a PFIC. Because of the factual nature of the inquiry, United States counsel to Cronos has not rendered its opinion that Cronos' leasing income is derived from the active conduct of a trade or business within the meaning of the Regulations.

        If Cronos were a PFIC, unless a U.S. Person made the election described in the next paragraph, a special tax regime set forth in Section 1291 of the Code would apply to both (a) any "excess distribution" by Cronos (generally, the U.S. Person's ratable share of distributions in any year that is greater than 125% of the average annual distributions received by such U.S. Person in the three preceding years or its holding period, if shorter) and (b) any gain realized on the sale or other disposition of the shares. Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Person's holding period, (b) the amount deemed realized had been subject to tax in each year of that holding period at the highest applicable tax rate, and (c) the interest charge generally applicable to underpayment of tax had been imposed on the taxes deemed to have been payable in those years.

        If Cronos were a PFIC, a U.S. Person could elect, under Code Section 1295, provided Cronos complies with certain reporting requirements, to have Cronos treated, with respect to that U.S. Person's shareholding, as a "qualified electing fund," in which case such U.S. Person would include annually in gross income his pro rata share of Cronos' annual ordinary earnings and annual net realized gains, whether or not such amounts are actually distributed to the U.S. Person. These amounts would be included by a U.S. Person for its taxable year in or with which Cronos' taxable year ends. If the election were made, amounts included as income generally could be distributed tax free, and, to the extent not distributed, would increase the tax basis of the shares.

        A shareholder for whom a qualified electing fund election is in effect for each of the years that are included in the shareholder's holding period for his shares and for which Cronos was determined to be a PFIC would not be subject to the Code Section 1291 provisions discussed above. If a qualified electing fund election is not in effect for each of such years, the shareholder may make an election pursuant to which the shareholder is deemed to have sold the shares in the PFIC at their fair market value; gain would be realized and taxed under the Code Section 1291 regime, as discussed above.

        As another possible means of avoiding, all or in part, the application of the Code Section 1291 provisions, in the event Cronos were determined to be a PFIC, a shareholder could make a mark-to-market election under Code Section 1296 (relating to marketable PFIC stock). If this election were made, the shareholder would include in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the tax year over the shareholder's adjusted basis in the stock. There would be a deduction for the lesser of the excess, if any, of the adjusted basis of the PFIC stock over its fair market value as of the close of the tax year or the unreversed inclusions (i.e., the excess of the mark-to-market gains over the mark-to-market losses) for previous years.

        If Cronos were determined to be a PFIC, then Cronos would comply with all requirements necessary to permit shareholders to make a "qualified electing fund" election under Code Section 1295. Such an election would not, however, retroactively eliminate adverse PFIC consequences for prior years, unless the taxpayer satisfies the Treasury Regulation's requirements relating to retroactive elections in circumstances in which a timely election is not made because the taxpayer reasonably believed that Cronos is not a PFIC. This may require filing a "Protective Statement" or, in limited circumstances, requesting IRS consent. However, certain "qualified shareholders" are deemed to have satisfied the reasonable belief requirement and do not need to file a "Protective Statement" or request IRS consent in order to make a retroactive election for any open year in the shareholder's holding period. Generally, a qualified shareholder must meet the following tests: (a) the shareholder must own at all times during the tax year, directly, indirectly, or constructively, less than 2% of the vote and value of each class of Cronos' stock, (b) with respect to the tax year of Cronos ending within the shareholder's tax year, Cronos or its U.S. counsel must have indicated, in a public filing, disclosure statement, or other notice ("filing") provided to U.S. Persons that are shareholders of Cronos that Cronos (i) reasonably believes that it is not or should not constitute a PFIC for Cronos' taxable year, or (ii) is unable to conclude that it is not or should not be a PFIC (due to certain asset valuation or interpretation issues, or because PFIC status will depend on the income or assets of Cronos in Cronos' subsequent taxable years) but reasonably believes that, more likely than not, it ultimately will not be a PFIC, and (c) the shareholder must not know or have reason to know that a filing by Cronos regarding Cronos' PFIC status was inaccurate or know that Cronos was a PFIC for the tax year of Cronos ending with or within such tax year of the shareholder.

        Foreign Personal Holding Company Rules

        Cronos currently believes that it is not a foreign personal holding company ("FPHC") because, based upon the filings made by its largest shareholders with the SEC, no group of five or fewer United States individuals as citizens or residents owns, directly or indirectly, more than 50% of Cronos' stock. If Cronos were to become a FPHC in the future (for example by reason of certain constructive ownership rules or a change in the ownership of its stock) then, in general, each U.S. Person holding shares on the last day of Cronos' taxable year would be treated as receiving a dividend in an amount equal to each such U.S. Person's share of Cronos' undistributed foreign personal holding company income for such taxable year.

        Backup Withholding

        A beneficial owner of shares may, under certain circumstances, be subject to United States "backup withholding" at the rate of 31% with respect to dividends paid or the proceeds of a sale, exchange or redemption of shares, unless such holder (a) is a corporation or is otherwise exempt; (b) is a Non-U.S. Holder who certifies as to its non-U.S. status; or (c) provides an accurate taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules.


                                  LEGAL MATTERS

        The validity of the common shares that may be offered hereby will be passed upon for Cronos by Elvinger, Hoss & Prussen, Luxembourg. The summaries of Luxembourg and United States Federal tax consequences of an investment in the common shares, as described under "Tax Considerations" herein, are based upon the opinions of Elvinger, Hoss & Prussen (Luxembourg tax consequences), and Greene Radovsky Maloney & Share LLP (United States Federal tax consequences).

                                     EXPERTS

        The consolidated statements of income, cash flows and shareholders' equity for the year ended December 31, 1998, included in our Annual Report on Form 10-K for the year ended December 31, 2000, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Moore Stephens, which includes explanatory paragraphs on the possibility of Cronos' becoming a defendant in certain lawsuits. Said report of Moore Stephens, independent accountants, is given on the authority of said firm as experts in accounting and auditing.

        The financial statements incorporated in this prospectus by reference from Cronos' Annual Report on Form 10-K for the years ended December 31, 2000 and 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        This Prospectus incorporates documents by reference which are not presented or delivered with it. This means that we can disclose certain information by referring a reader to certain documents. These documents (other than the exhibits to such documents unless specifically incorporated by reference) are available, without charge, upon written or oral request directed to Elinor A. Wexler, Cronos Capital Corp., at its offices located at One Front Street, 15th Floor, San Francisco, California 94111, telephone (415) 677-8990, or by email to ir@cronos.com.

        The following documents, which have been filed by Cronos with the SEC (File No. 0-24464), are incorporated in this Prospectus by reference and shall be deemed to be a part hereof:

               (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed pursuant to Section 13(a) of the Exchange Act;

               (b) The Company's definitive Proxy Statement, dated April 27, 2001, for its 2001 annual meeting of shareholders;

               (c) The Company's Quarterly Report on From 10-Q for the quarter ended March 31, 2001, Current Reports on Form 8-K dated January 10, 2001 and May 8, 2001, and all other reports, if any, filed by Cronos pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year ended December 31, 2000; and

               (d) The description of Cronos' common shares contained in the Registration Statement on Form 8-A, filed with the Commission on October 29, 1999, registering Cronos' common share purchase rights, including any amendments or reports filed for the purpose of updating such description.

        All documents filed by Cronos pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the shares offered hereby, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is, or is to be deemed to be, incorporated by reference modifies or supercedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                     PART I

              INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS
                   WITH RESPECT TO COMMON SHARES TO BE ISSUED
                       TO PARTICIPANTS IN THE CRONOS GROUP
                       NON-EMPLOYEE DIRECTORS' EQUITY PLAN


        The document containing the information specified in Items 1 and 2 of
Part I of Form S-8 will be sent or given to participants in the Company's Directors' Equity Plan as specified in Rule 428(b)(1) and, in accordance with the instructions to Part I of Form S-8, is not filed with the SEC as part of this Registration Statement.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


ITEM 3.  INCORPORATION OF DOCUMENTS BY REFERENCE.

        This Prospectus incorporates documents by reference which are not presented or delivered with it. This means that we can disclose certain information by referring a reader to certain documents. These documents (other than the exhibits to such documents unless specifically incorporated by reference) are available, without charge, upon written or oral request directed to Elinor A. Wexler, Cronos Capital Corp., at its offices located at One Front Street, 15th Floor, San Francisco, California 94111, telephone (415) 677-8990, or by email to ir@cronos.com.

        The following documents, which have been filed by Cronos with the SEC pursuant to Section 13(a), 14(a), or 15(d) of the Exchange Act (file no. 0-24464) are incorporated in this Prospectus by reference and shall be deemed to be a part hereof:

               (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed pursuant to Section 13(a) of the Exchange Act;

               (b) The Company's definitive Proxy Statement, dated April 27, 2001, for its 2001 annual meeting of shareholders;

               (c) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, Current Reports on Form 8-K dated January 10, 2001 and May 8, 2001, and all other reports, if any, filed by Cronos pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year ended December 31, 2000; and

               (d) The description of Cronos' common shares contained in the Registration Statement on Form 8-A, filed with the Commission on October 29, 1999, registering Cronos' common share purchase rights, including any amendments or reports filed for the purpose of updating such description.

        All documents filed by Cronos pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the shares offered hereby, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is, or is to be deemed to be, incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

ITEM 4.  DESCRIPTION OF SECURITIES.

        Not applicable.

ITEM 5.  INTEREST OF NAMED EXPERTS AND COUNSEL.

        Not applicable.

ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Subject to certain exceptions and limitations for willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, every person who is, or has been, a director or officer of Cronos shall be indemnified by Cronos to the fullest extent permitted by the laws of Luxembourg against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding in which he or she becomes involved as a party, or otherwise by virtue of his being or having been such director or officer, and against amounts paid or incurred by him or her in the settlement thereof. For purposes of this indemnification, the words "claim," "action," "suit," or "proceeding" shall apply to all claims, actions, suits or proceedings (civil, criminal or otherwise, including appeals) actual or threatened and the words "liability" and "expenses" shall include without limitation attorneys' fees, costs, judgments, amounts paid in settlement and other liabilities.

        The Articles of Cronos provide, in Article 15 thereof, for indemnification of every person who is, or has been, a director or officer of Cronos to the fullest extent permitted by law, against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit, or proceeding in which he or she becomes involved as a party, or otherwise by virtue of his or her being or having been such director or officer, and against amounts paid or incurred by him or her in the settlement thereof.

        Additionally, the Board of Directors of Cronos has adopted indemnification policies and procedures providing for the indemnification of present and future officers and directors of Cronos. A copy of these policies and procedures, as adopted by the Board of Directors of Cronos on August 4, 1999, is hereby incorporated by reference to Exhibit 3.2 to Cronos' Registration Statement on Form S-3 filed with the Commission on November 24, 1999.

        Cronos has obtained insurance for the benefit of the directors and officers of Cronos and its subsidiaries insuring such persons against certain liabilities, including liabilities under Federal and state securities law.

ITEM 7.  EXEMPTION FROM REGISTRATION CLAIMED.

        The grant of the director's options and/or director's stock units to the selling shareholders (Maurice Taylor, Charles Tharp, S. Nicholas Walker and Robert M. Melzer, each an independent director of Cronos) to acquire or be settled by the delivery of 124,857 common shares of Cronos was exempt from registration under the Securities Act pursuant to Section 4(2) thereof. The director's options and director's stock units granted to the selling shareholders through March 31, 2001, were issued pursuant to Cronos' Non-Employee Directors' Equity Plan, which is hereby incorporated by reference to Appendix A to Cronos' Proxy Statement filed with the Commission on December 5, 2000, as amended on December 6, 2000, for its 2000 annual meeting of shareholders.

ITEM 8.  EXHIBITS.

Exhibit
Number         Document
-------        --------
  4.1          The Cronos Group Non-Employee Directors' Equity Plan,
               incorporated by reference to Appendix A to Cronos' Proxy
               Statement filed with the SEC on December 5, 2000, as amended on
               December 6, 2000, for its 2000 annual meeting of shareholders.

  4.2 Form of Stock Option Agreement for use with direct grants under the Non-Employee Directors' Equity Plan.

  4.3 Form of Stock Option Agreement for use with grants upon the conversion of SARs under the Non-Employee Directors' Equity Plan.

  5.1          Opinion of Elvinger, Hoss & Prussen, Luxembourg counsel to
               Cronos, as to the validity of the shares being registered.

  8.1          Opinion of Elvinger, Hoss & Prussen, Luxembourg counsel to
               Cronos, as to certain tax matters (included in Exhibit 5.1).

  8.2 Opinion of Greene Radovsky Maloney & Share LLP, United States counsel to Cronos, as to certain tax matters.

 23.1          Consent of Elvinger, Hoss & Prussen, Luxembourg counsel to Cronos
               (included in Exhibit 5.1).

 23.2 Consent of Greene Radovsky Maloney & Share LLP, United States counsel to Cronos (included in Exhibit 8.2).

 23.3          Consent of Deloitte & Touche LLP, independent auditors.

 23.4          Consent of Moore Stephens, independent auditors.

 24.1          Power of Attorney (See page II-6).


ITEM 9.  UNDERTAKINGS.

UNDERTAKING TO UPDATE

        Cronos hereby undertakes:

               (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                   (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

                   (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by Cronos pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

               (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

UNDERTAKING WITH RESPECT TO DOCUMENTS INCORPORATED BY REFERENCE

        Cronos hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of Cronos' annual report pursuant to
Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

UNDERTAKING WITH RESPECT TO INDEMNIFICATION

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Cronos pursuant to the foregoing provisions, or otherwise, Cronos has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Cronos of expenses incurred or paid by a director, officer or controlling person of Cronos in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Cronos will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Act, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on this 23rd day of May, 2001.

                                            THE CRONOS GROUP



                                            By: /s/ DENNIS J. TIETZ
                                               ---------------------------------
                                               Dennis J. Tietz
                                               Chairman of the Board
                                               and Chief Executive Officer



                                POWER OF ATTORNEY


        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dennis J. Tietz, Peter J. Younger, and Elinor A. Wexler, and each of them, any of whom may act without joinder of the others, his or her true and lawful attorney-in-fact and agent, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all pre-and post-effective amendments and supplements to this Registration Statement, and to file the same, or cause to be filed the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


             SIGNATURE                         TITLE                     DATE
             ---------                         -----                     ----

/s/ DENNIS J. TIETZ
--------------------------            Chairman of the Board of     May 23, 2001
Dennis J. Tietz                       Directors and
                                      Chief Executive Officer
                                      (Principal Executive
                                      Officer)

/s/ PETER J. YOUNGER
--------------------------            Chief Operating Officer,     May 23, 2001
Peter J. Younger                      Chief Financial Officer
                                      (Principal Financial and
                                      Accounting Officer) and
                                      Director

/s/ MAURICE TAYLOR
--------------------------            Director                     May 23, 2001
Maurice Taylor

/s/ CHARLES THARP
--------------------------            Director                     May 23, 2001
Charles Tharp

/s/ S. NICHOLAS WALKER
--------------------------            Director                     May 23, 2001
S. Nicholas Walker

/s/ ROBERT M. MELZER
--------------------------            Director                     May 23, 2001
Robert M. Melzer

                                INDEX TO EXHIBITS

Exhibit
Number         Document
-------        --------
  4.1          The Cronos Group Non-Employee Directors' Equity Plan,
               incorporated by reference to Appendix A to Cronos' Proxy
               Statement filed with the SEC on December 5, 2000, as amended on
               December 6, 2000, for its 2000 annual meeting of shareholders.

  4.2 Form of Stock Option Agreement for use with direct grants under the Non-Employee Directors' Equity Plan.

  4.3 Form of Stock Option Agreement for use with grants upon the conversion of SARs under the Non-Employee Directors' Equity Plan.

  5.1          Opinion of Elvinger, Hoss & Prussen, Luxembourg counsel to
               Cronos, as to the validity of the shares being registered.

  8.1          Opinion of Elvinger, Hoss & Prussen, Luxembourg counsel to
               Cronos, as to certain tax matters (included in Exhibit 5.1).

  8.2 Opinion of Greene Radovsky Maloney & Share LLP, United States counsel to Cronos, as to certain tax matters.

 23.1          Consent of Elvinger, Hoss & Prussen, Luxembourg counsel to Cronos
               (included in Exhibit 5.1).

 23.2 Consent of Greene Radovsky Maloney & Share LLP, United States counsel to Cronos (included in Exhibit 8.2).

 23.3          Consent of Deloitte & Touche LLP, independent auditors.

 23.4          Consent of Moore Stephens, independent auditors.

 24.1          Power of Attorney (See page II-6).